SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: July 20, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED
AMENDMENT OF NOTICE OF INTENTION TO MAKE A
NORMAL COURSE ISSUER BID
The Notice of Intention to Make a Normal Course Issuer Bid of Canadian Pacific Railway Limited dated March 23, 2007 (the “Notice”) is hereby amended:
1.	By replacing Section 2 of the Notice with the following:

“The Corporation may purchase up to 15,250,010 Common Shares pursuant to this Notice of Intention, representing approximately 9.8% of the public float outstanding as of March 15, 2007, provided that not more than 4,230,080 Common Shares may be purchased by the Corporation during the period commencing March 28, 2007 to June 5, 2007. Although the Corporation has a present intention to acquire Common Shares, it is not obligated to make any purchases. All Common Shares purchased pursuant to the bid will be cancelled.”

2.	By replacing Section 4 of the Notice with the following:

“The shares will be purchased from time to time through the facilities of the TSX and the NYSE. The ability to make certain purchases through the facilities of the NYSE is subject to regulatory approval. The purchase and payment for the Common Shares will be made by the Corporation in accordance with the policies of the exchange through which the Common Shares are purchased. Purchases under this notice will be made by means of open market transactions or such other means as may be permitted by the TSX (which may include pre-arranged crosses).

Any purchases of Common Shares made by the Corporation during the period from March 28, 2007 to March 27, 2008 other than under this notice (other than purchases by way of a substantial issuer bid) will reduce the number of Common Shares which may be purchased under this notice.”
DATED April 27, 2007.

CANADIAN PACIFIC RAILWAY LIMITED
Per:	(Signed) “Michael Lambert”
Michael Lambert
Executive Vice-President and Chief Financial Officer